                                                              Exhibit (a)(5)(vi)


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

-----------------------------------------------
EUGENIA GLADSTONE VOGEL, on behalf of herself  X  C.A. NO. 19171NC
and all others similarly situated,             :
                                               :
                              Plaintiff,       :
                                               :
                           vs.                 :
                                               :
RICHARD J. RZASA, JOHN THOMPSON, JOHN M.       :
THOMPSON, LEO J. HINDERY, JR., A. CHARLES      :
BAILLIE, JR., STEPHEN D. MCDONALD, WENDY       :
K. DOBSON, STEVEN B. DODGE, LAWRENCE M.        :
WATERHOUSE, JR. AND JOHN SEE, TD               :
WATERHOUSE GROUP, INC., TD WATERHOUSE          :
HOLDINGS, INC. and TORONTO-DOMINION BANK,      :
                                               :
                              Defendants.      X
-----------------------------------------------

                      SHAREHOLDER'S CLASS ACTION COMPLAINT

     Plaintiff, by her attorneys, for her complaint against defendants, alleges upon personal knowledge with respect to paragraph 4, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

                              NATURE OF THE ACTION

     1. This is a stockholders' class action on behalf of the public stockholders of defendant TD Waterhouse Group, Inc. ("TD Waterhouse" or the "Company"), against certain of its officers and directors and the controlling shareholder of TD Waterhouse to enjoin certain actions of defendants related to the proposed acquisition of the outstanding shares of TD Waterhouse common stock by its majority controlling shareholder, defendant TD Waterhouse Holdings, Inc, ("TD Holdings"), a wholly owned subsidiary of defendant, The Toronto-Dominion Bank, (collectively, "TD Bank").

     2. The consideration that TD Bank has stated it will offer to members of the Class (as defined below) in the proposed stock acquisition is unfair and grossly inadequate, because among other things, the intrinsic value of TD Waterhouse's common stock is materially in excess of the amount offered, giving due consideration to the Company's growth and anticipated operating results, net asset value and future profitability.

                                  THE PARTIES

     3. Plaintiff Eugenia Gladstone Vogel is and at all relevant times has been an owner of TD Waterhouse common stock.

     4. (a) Defendant TD Waterhouse is a Delaware corporation with its principal executive offices located at 100 Wall Street, New York, New York 10005. TD Waterhouse provides discount brokerage services worldwide. The Company offers online investing services and related financial products to individual retail investors who manage their own investments and to fee-based independent investment advisors.

          (b) As of September 13, 2001, TD Waterhouse had 378,342 million shares of common stock outstanding, held by hundreds if not thousands of shareholders of record. TD Waterhouse common stock is listed and traded on the New York Stock Exchange under the ticker symbol TWE.

     5. (a) Defendant TD Bank, headquartered in Toronto, Canada, with offices around the world, consists of the TD Bank and its broad array of subsidiaries. TD Bank offers a full range of financial products and serves to approximately 13 million customers worldwide through five key businesses: TD Canada Trust (retail banking), TD Waterhouse (discount brokerage), TD Securities (corporate and investment banking), TD Asset Management (mutual funds and investment management) and TD Commercial Banking.

          (b)  Defendant TD Holdings is a wholly-owned subsidiary of TD Bank.

          (c) TD Bank and its affiliates now own and control, directly and indirectly, 88% of TD Waterhouse's outstanding common stock. As such, TD Bank and its representatives on the TD Waterhouse board effectively control and dominate TD Waterhouse's affairs. TD Bank, therefore, is a controlling shareholder and owes fiduciary obligations of good faith, candor, loyalty and fair dealing to the public shareholders of TD Waterhouse.

     6. (a) At all relevant times, defendants Richard J. Rzasa ("Rzasa"), John Thompson, John M. Thompson ("J.M. Thompson"), Leo J. Hindery, Jr., A. Charles Baillie, Jr. ("Baillie"), Stephen D. McDonald ("McDonald"), Wendy K. Dobson ("Dobson"), Steven B. Dodge, Lawrence M. Waterhouse, Jr. and John See have served as the directors of TD Waterhouse (collectively, the "Individual Defendants").

          (b) In addition, at all relevant times, defendant Rzasa has served as Vice Chairman, Executive Vice President and CIO, defendant J.M. Thompson served as a member of the Board of TD Bank, defendant Baillie served as Chairman and CEO of TD Bank and as co-Chairman of TD Securities, Inc./New York, defendant McDonald served as Vice-Chair of TD Bank, Deputy Chairman and CEO of TD Waterhouse and Deputy Chairman of TD Securities, Inc./New York and defendant Dobson served as a member of the Board of TD Bank.

     7. By virtue of their positions as directors and/or officers of TD Waterhouse and/or their exercise of control and dominant ownership over the business and corporate affairs of TD Waterhouse, each and every of the Individual Defendants and TD Bank have, and at all relevant times had, the power to control and influence, and did control and influence and cause TD Waterhouse to engage in the practices complained of herein. Each Individual Defendant and TD Bank owed and owes TD Waterhouse and its stockholders fiduciary obligations and were and are required to: use their ability to control and manage TD Waterhouse in a fair, just and equitable manner; act in furtherance of the best interests of TD Waterhouse and its stockholders; govern TD Waterhouse in such a manner as to heed the expressed views of its public shareholders; refrain from abusing their positions of control; and not to favor their own interests at the expense of TD Waterhouse and its stockholders.

     8. As discussed in detail below, TD Bank, in concert with the Individual Defendants, as well as the Individual Defendants, who together control the actions of TD Waterhouse, have breached their fiduciary duties to TD Waterhouse's public stockholders by acting to cause or facilitate TD Bank's acquisition of the publicly-held minority shares of TD Waterhouse for unfair and inadequate consideration, and colluding in TD Bank's coercive tactics in accompanying such buyout.

                            CLASS ACTION ALLEGATIONS

     9. Plaintiff brings this action pursuant to Court of Chancery Rule 23, individually and on behalf of all other shareholders of the Company except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest, who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

     10. This action is properly maintainable as a class action for the following reasons:

     a. The Class is so numerous that joinder of all members is impracticable. There are in excess of 378,342 million shares of TD Waterhouse common stock which are outstanding, held by hundreds, if not thousands, of stockholders of TD Waterhouse stock who are members of the Class.

     b. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

     c. There are questions of law and fact that are common to the Class, including, inter alia, the following:

          (i) Whether defendants have engaged in and are continuing to engage in conduct which unfairly benefits TD Bank at the expense of the members of the Class;

          (ii) Whether the Individual Defendants, as officers and/or directors of the Company, and TD Bank, the controlling stockholder of TD Waterhouse are violating their fiduciary duties to plaintiff and the other members of the Class;

          (iii) Whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

          (iv) Whether defendants have initiated and/or timed their buyout of TD Waterhouse shares to unfairly benefit TD Bank at the expense of TD Waterhouse's public shareholders.

     d. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants' actions.

          e. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

     11. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     12. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                            SUBSTANTIVE ALLEGATIONS

A. THE COMPANY

     13. TD Waterhouse provides discount brokerage services worldwide. The Company offers online investing services and related financial products to individual retail investors who manage their own investments and to fee-based independent investment advisors. TD Bank had spun off a little more than 10% of the Company in a public offering in June 1999 at $24 a share.

B. THE OFFER

     14. On October 10, 2001, TD Bank, through its wholly-owned subsidiary TD Holdings, proposed to acquire the outstanding shares of TD Waterhouse that it does not already own through a tender offer at the price of $9 per share. As stated in the offer, any shares not acquired in the tender offer are expected to be acquired in a subsequent "short form" merger transaction at the same $9 per share cash price.

     15. This price represents a small premium over the $6.20 market price of TD Waterhouse on October 9, 2001, the day before the announcement of the Proposed Transaction.

     16. TD Bank is a majority owner and partner of TD Waterhouse and is, therefore, well aware of the status of TD Waterhouse's development and success. In making its inadequate offer to acquire the remaining stock of TD
Waterhouse, TD Bank has tried to take advantage of the fact that the market price of TD Waterhouse stock does not fully reflect the progress and future value of the Company.

     17. The price of $9 per share to be paid to the class members is unfair and grossly inadequate and constitutes unfair dealing because, among other things, (a) the intrinsic value of TD Waterhouse is materially in excess of the $9 per share being proposed, giving due consideration to the potential for growth and profitability of TD Waterhouse in light of its business, earnings and earnings power, present and future; (b) the $9 per share price is inadequate and offers an inadequate premium to the public stockholders of TD Waterhouse; and (c) the $9 per share price is not the result of arm's-length negotiations, but was fixed arbitrarily by TD Bank to "cap" the market price of TD Waterhouse stock, as part of a plan for defendants to obtain complete ownership of TD Waterhouse's assets and business at the lowest possible price. The intrinsic unfairness in defendants' actions is also the product of the currently undervalued price of the shares in the marketplace.

     18. The stock acquisition price that TD Bank has offered and which constitutes the maximum it would agree to pay in a buy-out has been dictated by TD Bank to serve its own interests, and is being crammed down by TD Bank and its representatives on TD Waterhouse's Board to force TD Waterhouse's minority shareholders to relinquish their TD Waterhouse shares at a grossly unfair price. Such action constitutes unfair dealing.

     19. TD Bank, by reason of its 88% ownership of TD Waterhouse's outstanding shares, is in a position to ensure effectuation of the transaction without regard to its fairness to TD Waterhouse's public shareholders.

     20. Because TD Bank is in possession of proprietary corporate information concerning TD Waterhouse's future financial prospects, the degree of knowledge and economic power between TD Bank and the class members is unequal, making it grossly and inherently unfair for TD Bank to obtain the remaining 12% of TD Waterhouse's shares at the unfair and inadequate price that it has proposed.

     21. By offering a grossly inadequate price for TD Waterhouse's shares and threatening or planning to use its coercive means of control to force the consummation of the transaction. TD Bank is violating its duties as a majority shareholder.

     22. Any buyout of TD Waterhouse public shareholders by TD Bank on the terms recently offered will deny class members their right to share proportionately and equitably in the true value of TD Waterhouse's valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

     23.  Defendants' fiduciary obligations require them to:

          (a) act independently so that the interests of TD Waterhouse's public stockholders will be protected;

          (b) adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation of entire fairness or, if such conflicts exist, to ensure that all the conflicts are resolved in the best interests of TD Waterhouse's public stockholders; and

          (c) provide TD Waterhouse's stockholders with genuinely independent representation in the negotiations with TD Bank.

     24. Because TD Bank controls 88% of TD Waterhouse, no auction or market check can be effected to establish TD Waterhouse's worth. Thus, TD Bank has the power and is exercising its power to acquire TD Waterhouse's minority shares and dictate terms which are in TD Bank's best interest, without competing bids and regardless of the wishes or best interests of class members or the intrinsic value of TD Waterhouse's stock.

     25. By reason of the foregoing, defendants have breached and will continue to breach their duties to the minority public shareholders of TD Waterhouse and are engaging in improper, unfair dealing and wrongful and coercive conduct.

     26. Plaintiff and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

     27. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and are prepared to consummate a buyout on unfair and inadequate terms which will exclude the Class from its fair proportionate share of TD Waterhouse's valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

     28. Plaintiff and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

     WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in her favor and in favor of the Class and against defendants as follows:

          A. Declaring that this action is properly maintainable as a class action, and certifying plaintiff as a class representative;

          B. Declaring that the defendants and each of them have breached their fiduciary duties to plaintiff and other members of the Class;

          C. Enjoining the proposed transaction and, if the transaction is consummated, rescinding the transaction or awarding rescissory damages;

          D. Requiring defendants to account to the plaintiff and the Class for all damages suffered as a result of the wrongs complained of herein;

          E. Awarding plaintiff the costs and disbursements of this action, including an allowance for plaintiff's attorneys' and experts' fees; and

          F. Granting such other, and further relief as this Court may deem to be just and proper.



                                        ROSENTHAL, MONHAIT, GROSS &
                                          GODDESS, P.A.

                                        By: /s/ Carmella P. Keener
                                           -------------------------
                                        1401 Mellon Bank Center
                                        Suite 1401
                                        Post Office Box 1070
                                        Wilmington, Delaware 19899
                                        (302) 656-4433

                                        ATTORNEYS FOR PLAINTIFF

Of Counsel:

MILBERG WEISS BERSHAD HYNES
 & LERACH LLP
Steven G. Schulman
U. Seth Ottensoser
David A. Rosenfeld
One Pennsylvania Plaza
New York, NY 10119-0165
(212) 594-5300





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